UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Corsica Innovations Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 20, 2015

Physical address of issuer
1806 14th Street Rd, Greeley, CO 80631

Website of issuer
www.getleaf.co

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary

008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Series A Preferred Stock

Target number of securities to be offered
27,642

Price (or method for determining price)
$36.1766 per share

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
June 2, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
12 (11 full-time, 1 part-time)

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

April 5, 2017

Corsica Innovations Inc.

UP TO $1,000,000 OF SHARES OF SERIES A PREFERRED STOCK

Corsica Innovations Inc. (“LEAF,” “Corsica Innovations” the “company,” “we,” “us”, or “our”), is offering up to $1,000,000 worth of Series A Preferred Stock of the company (the “Securities”). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $100,000 (the “Target Amount”). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 2, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $1,000,000 under the Combined Offerings (the “Closing Amount”) by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions under Regulation CF in excess of the Target Amount up to $1,000,000 (the “Maximum Amount”) on a first come, first served basis. If the company reaches its Closing Amount prior to June 2, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.
Once posted, the annual report may be found on the Company's website at: www.getleaf.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this offering may be found at: https://www.seedinvest.com/leaf/series.a

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Corsica Innovations Inc. (the "Company") is a Delaware Corporation, formed on March 20, 2015. The Company was formerly known as Cannagrow Inc. The Company is currently also conducting business under the name of LEAF.

The Company is located at 1806 14th Street Rd, Greeley, CO 80631.

The Company's website is www.getleaf.co.

A description of our products as well as our services, process, and business plan can be found on the company's profile page on SeedInvest under https://www.seedinvest.com/leaf/series.a and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
The Company has developed and plans to sell an all-in-one, Plug n' Plant system that automatically grows cannabis and is controlled by your smartphone.

The Business Plan
The Company has developed an all-in-one, Plug n' Plant system that automatically grows cannabis and is controlled by your smartphone. Assuming it can raise sufficient capital, the Company plans to sell and begin manufacturing and delivering its system directly to consumers in 2017.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a limited operating history upon which you can evaluate our performance: the Company has not recorded any sales through December 31, 2016 and requires capital to begin manufacturing and shipping its product.

Since the Company's inception in March 2015, it has been designing and developing its product. While sales efforts have begun, and the Company has accepted a number of deposits for future sales, the Company requires additional capital to manufacture and ship its product. Assuming the Company is able to raise sufficient capital, the management anticipates being able to start deliveries in the fourth quarter of 2017, but there are numerous risks that may prevent or delay the start of product shipments.

Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. Our operating expenses are already quite high for an early stage company, and we anticipate that our operating expenses may increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of delivery-ready product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company has a high burn rate for a pre-revenue company.

During 2016, the Company had negative cash flow of over $100,000 per month. The Company currently requires $140,000.00 a month to sustain its operations. This trend is likely to continue at least through 2017, and as the Company prepares to launch its product and begin shipments, the cash needs are likely to increase. The Company does not expect to achieve profitability in the next 12 months. Therefore, the Company may need to raise significant additional capital to fund its operations.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. While our product may be used to grow a variety of plants, it would not be realistic to expect that we would be able to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In *USA vs. McIntosh*, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will agree that our activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations. Furthermore, if we were to continue the cultivation and production of medical-use cannabis following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop

further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of our securities due to the bad acts of others.

On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of

others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide materials for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to

conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular materials.

In general, demand for our products is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jonathan Ofir, Eran Mordechay, and Gregg Weiss who are CEO, CTO, and VP of Software of the Company. The Company has or intends to enter into employment agreements with Jonathan Ofir, Eran Mordechay, and Gregg Weiss although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathan Ofir, Eran Mordechay, and Gregg Weiss or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach,

that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jonathan Ofir, Eran Mordechay, and Gregg Weiss in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Jonathan Ofir, Eran Mordechay, and Gregg Weiss die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and abroad.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales

and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of packaging materials and freight.
The prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be improperly designed or made, defective, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are or may be subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the

U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the shares of preferred stock may be subject to dilution.
Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those

other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The purchase agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing Series Seed Preferred Shares in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 4.11 and 4.12 of the purchase agreement. Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed Preferred Shares will be governed by Delaware corporate law. Under those provisions, disputes under the purchase agreement will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

BUSINESS

Description of the Business

Leaf has developed and plans to sell an all-in-one, Plug n' Plant system that automatically grows cannabis and is controlled by your smartphone.

Business Plan

Our automatic, smartphone-controlled, all-in-one "Plug n' Plant" system can be used by consumers to grow cannabis and other plants. Assuming we can raise sufficient capital, we plan to sell and begin manufacturing and delivering our system directly to consumers in 2017. We believe with strong direct-to-consumer hardware sales with recurring consumable dependence we can create a strong revenue based business. Our business model includes the Leaf system ($2,990 expected MSRP), a subscription model to automatically restock nutrients and carbon filters, as well as cross sales to existing customers with upgrades (co2 sensor, dehumidifier, etc.). LEAF's vision is to provide consumers with the ability to grow their own high-quality medicine and food with the confidence that there are no pesticides or harmful chemicals, and doing so in a fun and interactive way.

History of the Business

The Company was founded by Jonathan Ofir and Eran Mordechay in 2015 to create LEAF, an all-in-one, Plug n' Plant system that automatically grows cannabis and is controlled by your smartphone. It was incorporated (originally under the name Cannagrow Inc.) on March 20, 2015 in Delaware. On September 25, 2016, the Company formed a wholly owned subsidiary, Corsica Innovations, Ltd., in Tel Aviv, Israel.

In April 2015, a startup accelerator invested $20,000 in the Company in exchange for 9.5% of the Company's fully diluted equity under an equity maintenance agreement. Under this agreement, the Company issued 10,497 shares of common stock in April 2015 and 3,577 shares of common stock in July 2015 to maintain the stock ownership percentage.

In 2015, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $450,000. In July 2016, all SAFE agreements converted to 18,897 shares of Series Seed-1 Preferred Stock in conjunction with the issuance of the Series Seed Preferred Stock financing. Between July and September 2016, the Company issued 47,558 shares of Series Seed Preferred Stock to investors at $29.8576 per share for total proceeds of $1,420,000.

In February 2017, the Company issued a $250,000 convertible note which matures in February 2018 after its one-year term and requires no payments of principal or interest until maturity, and bears interest at 6%.

The Company's Products and/or Services

Product / Service	Description	Current Market
LEAF	LEAF is a plug-n-plan system that automatically grows medical plants and food and	According to recent statistics, the cannabis home grower market is the fastest growing

	is controlled by your smartphone. Think of it as a beautiful mini fridge that stocks itself with high quality, pesticide free, natural cannabis and food.	market segment within the $60 billion lawn and garden market. With increasingly successful legalization efforts in certain parts of the United States and Canada, and loosening regulations across the world more people are turning to home growing than ever before. In recent data from Colorado and Washington State the percentage of people that home grow their own cannabis grew from 4% of users to 17% of users. Despite this large market, growing your own cannabis is a tedious, difficult, and time consuming process that is very delicate. LEAF makes it easy for anyone to grow their own high quality cannabis automatically in the comfort of their own home without any prior knowledge whatsoever..

To date we have done all of our marketing direct to consumer and people have pre-ordered our product through our website. They will also be able to purchase any consumables they need directly from us. Our target customer consumes cannabis between 21-31 days per month, spending on average $400-$450 per month. We estimate that such a customer may save over $1,500 in the first year of ownership of a LEAF system.

Competition
There are other companies offering similar products in the market. The Company's primary competitors are Seedo, grobo, Northern Lights, Cloudponics, SuperCloset.

We expect to compete on the basis that our product has superior ease of use and attractive design.

Supply Chain and Customer Base
Our components materials are supplied by AIMS Merchant Services.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from

		such supplier
AIMS Merchant Services	AIMS purchase all of the materials on our behalf from different suppliers in China. AIMS is also responsible for quality control at the assembly factory for the length that we are manufacturing this product.	100.0%

Research and Development

LEAF's research and development costs for 2015 and 2016 were $12,543.51 and $21,525.69 respectively. That money was used to purchase components for testing and creating the different subsystems within LEAF.

Governmental/Regulatory Approval and Compliance

As noted at length in the Risk Factors, should the new administration take a more aggressive posture in enforcing the CSA, cannabis-related industries, including the company, may be impacted. However, we expect the legalization of cannabis to continue moving forward with expected full legalization in Canada in 2017 and potentially, more US states and countries in Europe that are starting to look favorably at cannabis legalization. Should this legalization trend continue we expect our potential market size to increase as well.

Litigation
None

Other
The Company's principal address is 1806 14th Street Rd, Greeley, CO 80631

The Company conducts business in Colorado.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Corsica Innovations LTD	Israeli Private Company	Israel	September 25, 2016	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Target Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Target Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.5%	$7,500	7.5%	$75,000
Accounting, Attorney, and Escrow Fees	10%	$10,000	1%	$10,000
General Marketing	8.25%	$8,250	9.15%	$91,500
Manufacturing	28.875%	$28,875	32.025%	$320,250
Future Wages	41.25%	$41,250	45.75%	$457,500
G&A	4.125%	$4,125	4.575%	$45,750
Total	**100%**	**$100,000**	**100%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jonathan Ofir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2015 to present CEO & Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CPO Alcohoot (now Vertisense) November 2011 to Nov 2014

Education

Katzenelson High School 2004-2007

Name
Eran Mordechay

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2015 to present CTO & Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and CEO of Arkit Studio LTD (Israel) Jan 2007 to present (now part time)

Education
Ascola Meimad TLV Practical engineer Field Of Study Industrial and Product Design 2003 – 2007

Name
Aviv Ohana

All positions and offices held with the Company and date such position(s) was held with start and ending dates
July 2016 to present Board Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Mehadshim March 2015 to present

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jonathan Ofir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2015 to present CEO & Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and CPO Alcohoot (now Vertisense) November 2011 to Nov 2014

Education

Katzenelson High School 2004-2007
Name
Eran Mordechay

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2015 to present CTO & Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and CEO of Arkit Studio LTD (Israel) Jan 2007 to present (now part time)

Education
Ascola Meimad TLV Practical engineer Field Of Study Industrial and Product Design 2003 – 2007

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors and Stockholders
Incurrence of indebtedness	Board of Directors or Chief Executive Officer (as authorized by the Board)
Sale of property, interests or assets of the Company	Board of Directors and Stockholders (requires majority vote of Stockholders and vote of holders of at least 65% of Series Seed Preferred Stock)
Determination of the budget	Board of Directors/Chief Executive Officer
Determination of business strategy	Board of Directors/Chief Executive Officer
Dissolution of liquidation of the Company	Board of Directors and Stockholders (requires majority vote of Stockholders and vote of holders of at least 65% of Series Seed Preferred Stock)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 12 (11 full time) employees in Colorado, Florida, and Israel.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	**Common Stock**
Amount outstanding	148,148
Voting Rights	One vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the company by holders of the Common Stock (assuming conversion if convertible securities)	53.6%

Type of security	**Series Seed Preferred Stock**
Amount outstanding	47,558
Voting Rights	One vote per share of Series Seed Preferred Stock; subject to certain protective voting provisions
Anti-Dilution Rights	Standard weighted average anti-dilution protection
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A

Percentage ownership of the company by holders of the Series Seed Preferred Stock (assuming conversion if convertible securities)	17.2%

Type of security	**Series Seed- 1 Stock Preferred Stock**
Amount outstanding	18,897
Voting Rights	One vote per share of Series Seed-1 Preferred Stock; subject to certain protective voting provisions
Anti-Dilution Rights	Standard weighted average anti-dilution protection
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the company by holders of the Series Seed-1 Preferred Stock (assuming conversion if convertible securities)	6.8%

The Company has the following debt outstanding: The Company has issued one Convertible Promissory Note pursuant to a Note Purchase Agreement, dated February 7, 2017, by and among the Company and the Purchasers party thereto. The Convertible Note is more fully described in the chart below.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	**Number Sold**	**Money Raised**	**Use of Proceeds**	**Offering Date**	**Exemption from Registration Used or Public Offering**
SAFE (Simple Agreement for Future Equity)	4	$450,000.00	General working capital purposes	August 21, 2015	Form D
Series Seed Preferred Stock/Series	47,558 shares of Series Seed	$1,420,000.00 new money raised	General working capital	July 8, 2016	Form D

Seed-1 Preferred Stock	Preferred Stock, 18,897 shares of Series Seed-1 Preferred Stock (converted from SAFEs)	($450,000 converted from SAFEs)	purposes		
Convertible Note	1	$250,000	General working capital purposes	February 7, 2017	Form D

Ownership
A significant portion of the Company is owned by Jonathan Ofir.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jonathan Ofir	46.6%

Following the Offering, the Purchasers will own approximately 0.7% of the Company if the Target Amount is raised and approximately 6.6% if the Maximum Amount is raised, on a fully diluted basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Corsica Innovations Inc. was formed in March 2015. Corsica Innovations Inc. has been in operation since 2015.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by a US accountant (Independent Accountant's Review Report dated March 31, 2017).

Financial condition

Corsica Innovations Inc. began operations in March 2015. To date, the company has not commenced full scale operations nor generated significant operating revenue.

Results of Operations

The company Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2016, we recorded net revenues of $0.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the year ended December 31, 2016, the company's total operating expenses were $1,382,436.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we intend to scale and expand revenue streams.
The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: bringing product to market, expanding hardware sales, and expanding revenue streams.
The Company currently requires $140,000.00 a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the offering are not necessary to the operations of the Company, however, they will prolong the runway of the company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as of December 31, 2016 we had $383,756 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
Regulations around the cannabis industry could impact the financial condition of the company.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 10,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many

assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

Description of securities

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Restated Certificate of Incorporation, the Bylaws and the Purchase Agreement. The company has yet to file the Restated Certificate of Incorporation and will do so prior to any closing.

The securities offered in this offering.

Investors in this offering can purchase Series A Preferred Stock at a price of $36.1766 per share. The terms of the Series A Preferred Stock are described below in "Classes of securities of the company".

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $1,000,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of June 2, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. The company is offering the Series A Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.

- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing.
- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Classes of securities of the company

Common Stock

Dividend Rights

So long as any shares of Preferred Stock remain outstanding, the Company shall not pay or declare any dividends. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class, and excluding shares issued upon conversion of any outstanding shares of Preferred Stock, are entitled to designate three directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preferences to holders of Preferred Stock and payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock, Series Seed Preferred Stock and Series Seed-1 Preferred Stock (collectively, "Preferred Stock")

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of

Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as any shares of Preferred Stock are outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock, and shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class. These matters include any vote to:

- amend, alter, repeal or waive any provision of the restated certificate or bylaws which adversely affects the rights, preferences or privileges of the holders of Preferred Stock;
- increase or decrease the authorized number of shares of Preferred Stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- alter or change, directly or indirectly, the voting or other powers, preferences, or other special rights, privileges or restrictions of the Preferred Stock; *provided*, *however*, that (A) to the extent that such alteration or change affects the holders of Series A Preferred Stock in a manner that is adverse and different from the effect of such alteration or change on the holders of any other series of Preferred Stock, then such alteration or change shall require the written consent of the holders of a majority of the outstanding Series A Preferred Stock, and (B) to the extent that such alteration or change affects the holders of Series Seed Preferred Stock or Series Seed-1 Preferred Stock in a manner that is adverse and different from the effect of such alteration or change on the holders of any other series of Preferred Stock, then such alteration or change shall require the written consent of the holders of a majority of the outstanding Series Seed Preferred Stock or Series Seed-1 Preferred Stock, voting together as a single class
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, or cease all or a substantial part of the business of the Company or any subsidiary or consent to any of the foregoing;
- enter into any agreement to which the Company or any subsidiary thereof is a party regarding an Asset Transfer or Acquisition (each as defined in the restated certificate) or any other merger (whether or not the Company or any subsidiary thereof is the surviving corporation but excluding any merger with any wholly-owned subsidiary of the Company) or consolidation of the Company or any subsidiary thereof;
- materially change the principal business of the Company

- enter into any agreement to which the Company or any subsidiary thereof is a party regarding a merger, consolidation, acquisition, strategic alliance, joint venture or similar business combination (other than an Asset Transfer or Acquisition); or
- enter into any transaction with any officer, director or stockholder of the Company or of any subsidiary thereof (or any of their affiliates or members of their immediate families) that is not entered into on an arms-length basis and in the Company's ordinary course of business, including, without limitation, the hiring, termination or any material increase in the salary of any officer of the Company.

The holders of Series A Preferred Stock may designate one person to serve on the company's Board of Directors. The Series Seed Preferred Stock and Series Seed-1 Preferred Stock, voting together as a single class, may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up ("Liquidation Event"), holders of our Preferred Stock will be entitled to receive the greater of the original issue price for such series of Preferred Stock, plus any dividends declared but unpaid or such amounts that they would have received had all shares of such series of Preferred Stock been converted to Common Stock immediately prior to such Liquidation Event. Holders of Series A Preferred Stock receive these distributions before any holders of Common Stock, Series Seed Preferred Stock or Series Seed-1 Preferred Stock. After payment in full of the liquidation preference to the holders of Series A Preferred Stock, the holders of Series Seed Preferred Stock and Series Seed-1 Preferred Stock shall be entitled to receive these distributions before any holders of Common Stock. Any assets remaining after payment of the liquidation preferences to the holders of Series A Preferred Stock, Series Seed Preferred Stock and Series Seed-1 Preferred Stock, all remaining assets are distributed to the holders of Common Stock.

Conversion Rights

The shares of Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. The shares of Preferred Stock will also automatically convert into shares of Common Stock upon the election of the holders of a majority of the outstanding shares of Preferred Stock, or in the event of a firmly underwritten public offering of Common Stock having gross proceeds of at least $25,000,000. The price at which the shares of Preferred Stock are convertible is subject to standard adjustments and anti-dilution protection, as set forth in the restated certificate.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, or pursuant to the stockholders agreement attached thereto, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), all holders of Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase

agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, the holders of Preferred Stock will be entitled to exercise that right for a pro-rata share of the key holder's common stock, and if the holders of Preferred Stock do not exercise such right, such holders shall have the right to participate in such transfer on the same terms as the key holder. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement (or the stockholders agreement attached thereto), pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event that (i) the company's Board, (ii) the holders of at least a majority of the company's Common Stock then outstanding, and (iii) the holders of at least two-thirds of the Common Stock that is issued and issuable upon conversion of the Preferred Stock vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Jonathan Ofir
Relationship to the Company	CEO
Total amount of money involved	$25,000
Benefits or compensation received by related person	Loan repayment to occur after the raise
Benefits or compensation received by Company	

Description of the transaction	Loan from founder to company

Distributions or Payments

Related Person/Entity	Jonathan Ofir
Relationship to the Company	CEO
Total amount of money involved	$20,000
Benefits or compensation received by related person	Loan repayment occurred in in September 2015
Benefits or compensation received by Company	
Description of the transaction	Loan from founder to company

One of the Company's co-founders owns an engineering and design company, which provides services to the Company under a service agreement. During 2016 and 2015, the Company paid $201,092 and $47,936 to the service provider, respectively.

During 2016, the Company advanced a related party $4,140, resulting in related party receivables of $4,140 and $0 as of December 31, 2016 and 2015, respectively.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a “liquidation event” occurs. A “liquidation event” is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

____
(Signature)

Jonathan Ofir
(Issuer)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

____
(Signature)

Jonathan Ofir
(Name)

CEO
(Title)

____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Corsica Innovations, Inc.

A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2016 and 2015

Corsica Innovations, Inc.

TABLE OF CONTENTS

To the Stockholders of
Corsica Innovations, Inc.
Greeley, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Corsica Innovations, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2016 and for the period from March 20, 2015 (inception) to December 31, 2015, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 2, 2017

CORSICA INNOVATIONS, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 383,756	$ 263,099
Funds held in escrow	201,904	-
Due from related party	4,140	-
Total Current Assets	589,800	263,099
Non-Current Assets:		
Property and equipment, net	1,242	1,992
Intangibles, net	48,842	-
Total Non-Current Assets	50,084	1,992
TOTAL ASSETS	$ 639,884	$ 265,091
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 163,064	$ 38,646
Accrued liabilities	19,855	-
Customer deposits	220,478	23,344
Due to shareholder	25,852	-
SAFE liability	-	450,000
Total Current Liabilities	429,249	511,990
Total Non-Current Liabilities	-	-
Total Liabilities	429,249	511,990
Stockholders' Equity (Deficit):		
Series Seed Preferred Stock, $0.001 par, 51,000 shares authorized, 47,558 and 0 shares issued and outstanding, liquidation preferences of $1,419,970 and $0 as of December 31, 2016 and 2015, all respectively.	48	-
Series Seed-1 Preferred Stock, $0.001 par, 19,000 shares authorized, 18,897 and 0 shares issued and outstanding, liquidation preferences of $450,000 and $0 as of December 31, 2016 and 2015, all respectively.	19	-
Common stock, $0.001 par, 1,000,000 shares authorized, 148,148 and 148,148 shares issued and outstanding, 132,452 and 122,224 shares vested as of December 31, 2016 and 2015, all respectively.	148	148
Additional paid-in capital	1,859,755	19,852
Accumulated deficit	(1,649,335)	(266,899)
Total Stockholders' Equity (Deficit)	210,635	(246,899)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 639,884	$ 265,091

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CORSICA INNOVATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and for the period from March 20, 2015 (inception) to December 31, 2015

	2016	2015
Sales, net	$ -	$ -
Cost of goods sold	-	-
Gross profit (loss)	-	-
Operating Expenses:		
Research and development	600,882	60,471
General and administrative	385,815	147,924
Compensation and benefits	230,946	53,031
Sales and marketing	164,043	5,252
Depreciation expense	750	221
Total Operating Expenses	1,382,436	266,899
Loss from operations	(1,382,436)	(266,899)
Other Expenses:		
Interest expense	-	-
Total Other Expenses	-	-
Net Loss	$ (1,382,436)	$ (266,899)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CORSICA INNOVATIONS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2016 and for the period from March 20, 2015 (inception) to December 31, 2015

	Series Seed Convertible Preferred Stock		Series Seed-1 Convertible Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at March 20, 2015 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	-	-	148,148	148	19,852	-	20,000
Net Loss	-	-	-	-	-	-	-	(266,899)	(266,899)
Balance at December 31, 2015	-	-	-	-	148,148	148	19,852	(266,899)	(246,899)
Issuance of preferred stock	47,558	48	-	-	-	-	1,419,922	-	1,419,970
Offering costs	-	-	-	-	-	-	(30,000)	-	(30,000)
Conversion of SAFE	-	-	18,897	19	-	-	449,981	-	450,000
Net Loss	-	-	-	-	-	-	-	(1,382,436)	(1,382,436)
Balance at December 31, 2016	47,558	$ 48	18,897	$ 19	148,148	$ 148	$ 1,859,755	$ (1,649,335)	$ 210,635

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CORSICA INNOVATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and for the period from March 20, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (1,382,436)	$ (266,899)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	750	221
Changes in operating assets and liabilities:		
Change in escrow	(201,904)	-
Change in related party receivable	(4,140)	-
Change in accounts payable and accrued liabilities	144,273	38,646
Change in customer deposits	197,134	23,344
Change in shareholder loans	25,852	-
Net Cash Used in Operating Activities	(1,220,471)	(204,688)
Cash Flows from Investing Activities		
Purchases of property and equipment	-	(2,213)
Costs associated with filing patents	(48,842)	-
Net Cash Used in Investing Activities	(48,842)	(2,213)
Cash Flows from Financing Activities		
Proceeds from SAFE agreements	-	450,000
Issuance of common stock	-	20,000
Issuance of preferred stock, net of offering costs	1,389,970	-
Net Cash Provided by Financing Activities	1,389,970	470,000
Net Change In Cash	120,657	263,099
Cash at Beginning of Period	263,099	-
Cash at End of Period	$ 383,756	$ 263,099
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activites:		
Conversion of SAFE agreements to preferred stock	$ 450,000	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Corsica Innovations, Inc. (the "Company"), is a corporation organized March 20, 2015 under the laws of Delaware. On September 25, 2016, the Company formed a wholly owned subsidiary, Corsica Innovations, Ltd., (the "Subsidiary") in Tel Aviv, Israel. The Company has developed and markets a smartphone controlled automated home grow system for medical plants and food called LEAF. The Subsidiary supports the Company's operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Principles of Consolidation

The consolidated financial statements include all of the accounts of the Corsica Innovations, Inc. and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances exceeded federally insured limits by $131,625 and $13,099, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the

allowance for doubtful accounts. The Company has no receivable balances as of December 31, 2016 or 2015.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 3 years for all assets to date. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $750 and $221 for the periods ended December 31, 2016 and 2015, respectively. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Computers	$ 2,213	$ 2,213
Less: accumulated depreciation	(971)	(221)
Property and equipment, net	$ 1,242	$ 1,992

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents and commences amortization over the patent's estimated useful life, typically 15 years, when a patent is successfully filed. During 2016 and 2015, the Company capitalized $48,842 and $0 in patent-related costs, resulting in intangible assets of $48,842 and $0 as of December 31, 2016 and 2015, respectively. Since the patent has not yet been issued as of December 31, 2016, the Company has recorded no amortization expense for the years ended December 31, 2016 or 2015 and will evaluate the capitalized costs for impairment in future periods depending on the outcome of the filing.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Foreign Currency Remeasurement

The non-U.S. subsidiary operates using the U.S. dollar as the functional currency. Remeasurement adjustments are recorded in other income or expense, net of taxes. The effect of foreign currency exchange rates on balance sheet accounts was not material for the years ended December 31, 2016 and 2015.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Cost of goods sold includes product costs and associated shipping costs. Customer deposits represent deposits paid by customers under pre-sales arrangements, net of refunds. As of December 31, 2016 and 2015, the Company held $201,904 and $0 of customer deposits in third-party escrow accounts, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $600,882 and $60,471 for the periods ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that

has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The

Company had net operating loss carryforwards of $1,524,211 and $194,361 as of December 31, 2016 and 2015, respectively. The Company pays Federal and Colorado income taxes at rates of approximately 34% and 4.6%, respectively, and has used an effective blended rate of 37.1% to derive net tax assets of $596,791 and $106,819 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards, other temporary book to tax differences, and cash basis versus accrual basis differences from the Company filing taxes on the cash basis. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained net losses of $1,382,436 and $266,899 during the periods ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $1,649,335 and $266,899 as of December 31, 2016 and 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 1,000,000 shares of $0.001 par value common stock and 70,000 shares of preferred stock, designated as 51,000 shares of Series Seed Preferred Stock and 19,000 shares of Series Seed-1 Preferred Stock. The Company has reserved 61,819 shares of common stock under the 2016 Equity Incentive Plan.

The preferred stockholders have certain dividend preferences over common stockholders, providing pro rata dividend rights if and when a dividend is declared for common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections, and an automatic conversion provision upon an initial public offering. The preferred stockholders are entitled to a liquidation preference over common stockholders in the amount of $29.86 per share and $23.81 per share for Series Seed Preferred Stock and Series Seed-1 Preferred Stock, respectively. The liquidation preferences totaled $1,869,970 as of December 31, 2016.

Preferred stockholders vote along with common stockholders on an as-converted basis, and are entitled to special voting rights requiring a 65% vote by the preferred stockholders to authorize certain matters defined in the articles of incorporation, including amendments to the articles of incorporation, authorization of additional stock, and dissolutions. Preferred stockholders are also entitled to elect one board member.

Common Stock

As of December 31, 2016 and 2015, 148,148 and 148,148 shares of common stock were issued and outstanding, respectively, of which 132,452 and 122,224 were vested, all respectively.

In 2015, the Company issued 134,074 shares of restricted common stock to the founders and employees.

In April 2015, a startup accelerator invested $20,000 in the Company in exchange for an equity maintenance agreement, as discussed in further detail later in this note. Under this agreement, the Company issued 10,497 shares of common stock in April 2015 and 3,577 shares of common stock in July 2015 to maintain the stock ownership percentage.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at the original purchase prices. The following is a summary of all vesting activities related to the issuances under restricted stock agreements:

Restricted shares issued in 2015	34,074
Shares vested during 2015	(8,150)
Unvested shares, 12/31/2015	25,924
Restricted shares issued in 2016	-
Shares vested during 2016	(10,228)
Unvested shares, 12/31/2016	15,696

Remaining unvested shares will vest as follows:	
2017	6,672
2018	6,672
2019	2,352
Total unvested shares	15,696

Preferred Stock

As of December 31, 2016 and 2015, 47,558 and 0 shares of Series Seed Preferred Stock were issued and outstanding, and 18,897 and 0 shares of Series Seed-1 Preferred Stock were issued and outstanding, all respectively.

Between July and September 2016, the Company issued 47,558 shares of Series Seed Preferred Stock to investors at $29.86 per share for total proceeds of $1,419,970.

In July 2016, the Company converted $450,000 of SAFE agreements to 18,897 shares of Series Seed-1 Preferred Stock at a conversion price per share of $23.81 based on a $5,000,000 valuation cap under the SAFE agreement terms, as further discussed in this footnote.

2016 Equity Incentive Plan

The Company adopted the 2016 Equity Incentive Plan (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company has reserved 61,819 shares of common stock under the Plan, all of which remain available for issuance under the Plan.

SAFE Agreements

In 2015, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $450,000. The SAFE Agreements entitled the holders to convert the SAFE agreements into the Company's preferred stock. The terms provided for automatic conversion of the SAFE agreements' purchase amounts of $450,000 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a pre-money valuation on the Company's then outstanding capitalization of $5,000,000 (as further defined in the agreements), or b) at the price per share in the triggering preferred stock issuance.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement was convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provided holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it would have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In July 2016, all SAFE agreements converted to 18,897 shares of Series Seed-1 Preferred Stock in conjunction with the issuance of the Series Seed Preferred Stock financing.

Accelerator Funding

In April 2015, the Company entered into an agreement with a startup accelerator. Under the agreement, the accelerator would provide funding of $20,000 in exchange for 9.5% of the Company's fully diluted equity, which resulted in an initial issuance of 10,497 shares of common stock. The agreement further called for maintenance of the 9.5% interest in fully diluted capitalization until any equity financing of $500,000 or greater, which resulted in an additional 3,577 shares of common stock in July 2015. The July and August 2016 preferred stock financing exceeded the $500,000 threshold, therefore eliminating the Company's obligation to issue further equity to the accelerator. As of each December 31, 2016 and 2015, the accelerator held 14,074 shares of the Company's common stock.

NOTE 5: RELATED PARTY TRANSACTIONS

One of the Company's co-founders owns an engineering and design company, which provides services to the Company under a service agreement. During 2016 and 2015, the Company paid $201,092 and $47,936 to the service provider, respectively.

During 2016, the Company advanced a related party $4,140, resulting in related party receivables of $4,140 and $0 as of December 31, 2016 and 2015, respectively.

The Company's founders, who are also shareholders, periodically advance money and pay expenses on behalf of the Company. During 2016 and 2015, a shareholder advanced $25,852 and $0 to the Company, resulting in outstanding payables of $25,852 and $0 as of December 31, 2016 and 2015, all respectively.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Stock Issuance

In January 2017, the Company issued 1,688 shares of restricted common stock to employees under the 2016 Equity Incentive Plan. In March 2017, the Company issued an additional 6,104 options under the Plan at a strike price of $4.60 per share.

Convertible Note Issuance

In February 2017, the Company issued a $250,000 convertible note payable. The convertible note payable matures in February 2018 after its one-year term, requires no payments of principal or interest until maturity, and bears interest at 6%. The convertible note payable is automatically convertible into the Company's capital stock if and upon a qualified equity financing of at least $1,000,000 (as further defined in the agreement) at a conversion price of the lesser of 80% of the pricing in the triggering financing or 80% of the price per share implied by a $21,000,000 valuation on the Company's fully diluted capitalization.

Management's Evaluation

Management has evaluated subsequent events through April 2, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Exhibit C

SHARE


LEAF

LEAF

A smartphone-controlled plug-n-plant™ system that automatically grows medical plants and food. Edit Profile

$1,000	$10,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

LEAF is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by LEAF without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Value Of Pre-Orders

$2,525,000

Cannabis Home Grower Market

$2.4 Billion

- CEO previously founded consumer hardware startup (Acquired 2014)
- Existing investors include CJV Capital, Phyto Partners, and Advanced Nutrients
- Product Hunt's 2016 Hardware Product of the Year
- Featured in Forbes, USA Today, Mashable, and TechCrunch, among others

- Round Size: US $5,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $10,000,000
- Target Minimum Raise Amount: US $1,000,000
- Offering Type: Side by Side Offering

SHARE

LEAF is an advanced grow system, allowing everyone from the novice to the expert grower to easily grow high quality medicine and food right in their home.

Cannabis home growing is one of the fastest growing sectors in the $60 billion-a-year lawn and garden market in North America.

Thanks to cannabis legalization, the home grow market has doubled year-over-year for the past three years. It's expected there will be 4 million people in North America alone growing their own cannabis by the end of 2017.

Jim Hagedorn, CEO of Scotts Miracle-Gro, recently told Forbes that cannabis home growing is "the biggest thing [he's] ever seen in lawn and garden." He didn't stop there: The company has already invested several hundred million dollars in cannabis growing.

So what's the problem?

Home growing is difficult. It's time consuming. A full 70% of first-time growers fail.

LEAF is the solution.

LEAF is a plug n' plant system that automatically grows food and medical plants. We like to think of it as a beautiful mini fridge that stocks itself with high quality medicine.

Mission & Vision

At LEAF, we aim to make growing high-quality, pesticide-free cannabis, vegetables, and herbs easy for anyone and everyone, regardless of experience.

We've designed LEAF to be cost-effective too. One high-quality ounce of marijuana could cost as much as $300 in the United States. LEAF can grow 3-4 cycles per year and can produce up to 12-16 ounces per year – a $3600-$4800 value. With a price point of $2,990, LEAF pays for itself in under a year!

Pitch Deck



LEAF
Spring 2017
Growing your own cannabis
has never been easier

DOWNLOAD

Product & Service

LEAF technology starts with lighting created by lead agricultural lighting researchers at NASA that has been tailored for the best quality medicine. The LEAF unit also takes care of automatic nutrient dosing, ph balancing, temperature control, humidity control, and odor neutralization. And the LEAF smart system is smartphone-controlled, so you can grow from anywhere.

We partner all of that with a beautiful design that allows LEAF to fit perfectly in any home.

We believe the market wants LEAF — we recently launched a pre-order campaign that we **pre-sold $2.5m in product in only 60 days**. We also just won Product Hunt's 2016 Hardware Product of the Year award.

LEAF's Features:

- **Precise Temperature and Humidity Control**
- **Automatic Nutrient Dosing**

- Optional Hookup For Automatic Water Changes
- Smell-Preventing Carbon Filter
- Easy Step-by-Step Video Instructions
- Drying Mode
- Advanced BIOS Lighting LED
- Full Grow Control with iOS and Android App
- Sync Recipes From the Community
- Pesticide and Harmful Chemical Free
- Door Lock Controlled Via App

Gallery





Growing with LEAF.

Media Mentions

Forbes

THE VERGE

USA TODAY

Mashable

Product Hunt

VICELAND

COMPLEX

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
SeedInvest

Team Story

In early 2015, Jonathan “Yoni” Ofir started building an automated grow box for his own needs. He loved growing, but with a busy professional life he couldn’t be around his plants all the time. This is how LEAF was born. Yoni built a prototype, and found an unmet need in a home grower market already expanding.

Yoni and partner Eran Mordechay worked for three years together on a previous company called Alcohoot, one of the world’s first smartphone breathalyzers, which was backed by Techstars and acquired in 2014. When Yoni decided to commercialize the product, Eran was a natural partner. They both have experience in bringing complex hardware products to market, have an excellent track record together and are great friends. This is how the LEAF team was born!

Meet the Founders



Jonathan (Yoni) Ofir
CO-FOUNDER AND CEO

Yoni Ofir is Co-Founder and CEO of LEAF, the plug-n-plant™ system that automatically grows medical plants and food from the comfort of your home. Yoni founded LEAF in 2015 after he decided to build a growing system for his own needs and encountered overwhelming consumer demand. In September 2015 LEAF was the first ever cannabis startup to participate in Techrunch Disrupt Battlefield. LEAF was named Product Hunt 2016 Hardware Product of the Year and was featured on VICELAND’s Weediquette.

Prior to LEAF, Yoni served in the Israeli military for three years before founding Alcohoot (now Vertisense), a smartphone breathalyzer company that was backed by Techstars and acquired in 2014. Alcohoot was included on Entrepreneur’s 100 Brilliant Companies list and won several awards, including a Mashable Choice Award and a Red Dot Award for product design. Yoni is based in Boulder, Colorado, and Tel Aviv, Israel.



Eran Mordechay
CO-FOUNDER AND CTO



Eran Mordechay is a serial entrepreneur and product manufacturing expert. He is the owner of Arkit Studio LTD, a Tel Aviv-based industrial design and engineering company that brings products to life for large corporations and startups.

Eran has helped bring dozens of products to market, has written more than 20 technical patents and has won several prestigious product design awards, including the Red Dot Award for product design. Eran is based in Tel Aviv, Israel.

Key Team Members



Elad Weidman
MECHANICAL ENGINEER



Assaf Nagar
LEAD AGRICULTURE

Highlights
Pitch Deck
Team Story
Prior Rounds
Market Landscape
Data Room
SeedInvest
Overview
Product & Service
Term Sheet
Financial Discussion



Ranan Rotenberg
SYSTEM ENGINEER



Gregg Weiss
EVP SOFTWARE DEVELOPMENT



Zach Zasada
LEAD HARDWARE ENGINEER



Shahar Nissim
INDUSTRIAL DESIGNER



Jenny Mreci
INDUSTRIAL DESIGNER



Liam Gallagher
HARDWARE ENGINEER

Todd Morningstar
SOFTWARE ENGINEER



Lev Visoky
MECHANICAL ENGINEER

Notable Advisors & Investors

Highlights
Pitch Deck
Team Story
Prior Rounds
Market Landscape
Data Room
SeedInvest
Overview
Product & Service
Term Sheet
Financial Discussion


bios

Neil Yorio
Advisor, VP Lighting Research, Agriculture, BIOS Lighting



Christopher Sloper
Advisor, Cultivation Expert, Author "The LED Grow Book"

SHARE



Sean Tegart

Advisor, President, BIOS Lighting

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series A	Series A
Round size	US $5,000,000	US $5,000,000
Minimum investment	$20,000	US $1,000
Target minimum	US $1,000,000	US $1,000,000
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



Manufacturing
Development
Operations


Manufacturing
Development
Operations
Sales and Marketing

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of LEAF's prior rounds by year.


$11000000
$10000000
$9000000
$8000000
$7000000
$6000000
$5000000
$4000000
Pre-Seed (Convertible)
Seed (Preferred)
Current Series A (Preferred)

Highlights
Pitch Deck
Team Story
Prior Rounds
Market Landscape
Data Room
SeedInvest
Overview
Product & Service
Term Sheet
Financial Discussion

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $450,000
Close Date	Jun 6, 2015
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Seed

Round Size	US $1,500,000
Close Date	Apr 6, 2016
Security Type	Preferred Equity
Pre-money Valuation	US $6,800,000

Our financial statements can be found at Exhibit B to the Form C of which the Offering Memorandum forms a part. Corsica Innovations Inc. was formed in March 2015. Corsica Innovations Inc. has been in operation since 2015.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by a US accountant (Independent Accountant's Review Report dated March 31, 2017).

Financial condition

Corsica Innovations Inc. began operations in March 2015. To date, the company has not commenced full scale operations nor generated significant operating revenue.

Results of Operations

The company Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2016, we recorded net revenues of $0.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the year ended December 31, 2016, the company's total operating expenses were $1,382,436.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we intend to scale and expand revenue streams.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: bringing product to market, expanding hardware sales, and expanding revenue streams.

The Company currently requires $140,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company, however, they will prolong the runway of the company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as of December 31, 2016 we had $383,756 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

Regulations around the cannabis industry could impact the financial condition of the company.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 10,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
SeedInvest

Market Landscape


$6,000,000,000
$5,000,000,000
$4,000,000,000
$3,000,000,000
$2,000,000,000
$1,000,000,000
$0
2012
2014
2015
2016
2018

Cannabis Home Growing Marketing North America (*2018 Expected Size)

In North America, the percentage of cannabis users who grow their own has sky rocketed from 4% of users to 17% in the wake of legalization. With the wave of legalization moving across the United States and Canada, it was estimated that there were 2 million legal home growers in North America in 2016 — a $2.4 Billion market opportunity.

Exhibit D


LEAF
Spring 2017
Growing your own cannabis
has never been easier
SAMSUNG
Mike's LEAF
Livestream
DAILY REPORT

LEAF

“This presentation contains offering materials prepared solely by Corsica Innovations Inc. without the assistanceof SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry.

These statements reflect management’s current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.”

Traction

Hundreds of people have already pre-ordered their **LEAF**.

Our pre-order campaign generated over **$2.15 million** in sales in **only 40 days.**

*As of Feb 1 2017

Product Hunt 2016 Hardware Product of the Year Award

Forbes THE VERGE TechCrunch Mashable

LEAF

Legalization 2016-2017 - 100% Growth YOY



Cannabis Home Grower Target Market **DOUBLED** to Over **2 MILLION** In 2016. Expected to **DOUBLE AGAIN** to **4 MILLION** in 2017 After Canada Legalization.

- Legalized for recreational & medical use
- Medical use only

Statista.com

Growing Your Own Cannabis Has Benefits



Choose the strain
that works for you



No harmful chemicals
or pesticides



Saves thousands
of dollars a year

LEAF

It's A Complicated Process

1. Choosing equipment



Lighting

LED, CFL, Metal Halide, High Pressure Sodium, T5 Fluorescent.



Nutrients

Nitrogen, Phosphorus, Potassium, Calcium, Magnesium, Sulfur, Iron, Zinc, Boron.



Grow Medium

Soil, Hydroponics, Aquaponics, Aeroponics, Bubbleponics

Hundreds of brands to choose from in each category

LEAF

2. Unofficial Information


Google
how to grow weed
All
Videos
Images
News
Books
More
Settings
Tools
About 1,050,000 results (0.43 seconds)
Tutorial: How to Grow Cannabis Indoors! | Grow Weed Easy
www.growweedeasy.com/basics
This easy tutorial explains how to grow cannabis indoors from seed to harvest. Learn how to take care of your plants with step-by-step instructions!
What do I need to get started? · Space Buckets · Cannabis Pre-Flowers


www.growweedeasy.com/basics
Home
Start Here!
Problems & Symptoms
Tutorials
Growing Topics
Seeds
Submit Pics
More!
GrowWeedEasy
Tutorial: How to Grow Cannabis Indoors!
by Nebula Haze
Table of Contents
Intro: Learn How to Grow Weed Indoors
How Long Until You're Smoking Your Buds? 4 months
Growing Cannabis Basics
Light Needs (Cannabis needs more light than most house plants)
Two Stages of Life: Vegetative & Flowering
How to Get Seeds or Clones - Choosing the Right Strain
Electricity Use (For Indoor Growers)
Setup Cost
SEARCH GROWWEEDEASY.COM
Search
Sign up for the weekly GrowWeedEasy.com Newsletter!
Email:
SIGN UP NOW!

3. Frustrating Design and UI/UX



“Biggest Thing Ever In Lawn and Garden”

2016

$60 BN

Lawn and Garden
North America

Forbes

CEO of Scotts Miracle-Gro says marijuana ‘biggest thing’ ever in gardening

Could GMO marijuana be next? Scotts Miracle-Gro exec Jim Hagedorn plans to **invest $500 million** in the marijuana industry, and is looking internationally for ways to pursue product development and cannabis research


LEAF

Why Now? 100% Market Increase in 2017



Cannabis Home Growers
6 000 000
4 000 000
2 000 000
0
700 K
925 K
1.26 M
2 M
4 M
2012
Colorado, Washington Legalize
2014
Alaska, Oregon Legalize
2015
Washington D.C. Legalizes
2016
California, Nevada, Massachusetts, Maine Legalize
2017
Canada Federal Legalization

LEAF Increases Market Size 2.5x by Lowering Barriers to Entry


NO
60%
YES
40%

60% of people who requested to purchase a LEAF unit **have never grown before**


$ 4.8 BN
$ 12 BN

CANNABIS HOME GROWING 2017

LEAF Customer Potential 2017

*North America Only

High Margin Hardware with Consumable Recurring Revenue

Hardware



$2990

55% Gross Margin

Consumbles



$78 per cycle

75% Gross Margin

Service Addons
(optional)



$200

2 Years Extended Warranty
75% Gross Margin

Service Addons
(optional)



$200

1 Year Live Grower Support
75% Gross Margin

*Anticipated Margins at Scale

LEAF

Competition

On the market



BC Northern Lights

$2800-$4800



SuperCloset

$1700-$5600



DIY

$300-$5000

- Difficult to use
- No automation/guidance
- No climate control
- No remote monitoring/control
- Unnattractive design

Pre-Launch



Grobo ($1499)

- 1-1.5 ounce
- No climate control



Seedo (Unreleased)

- 1-1.5 Ounce
- Unknown Price



7Sensors ($1700)

- Kickstarter Campaign: $39k Revenue

In stealth?

ScottsMiracle-Gro

AeroGarden

- In development, no price or release date

LEAF

Team



Yoni Ofir

CEO/Co-Founder

- Founded consumer hardware startup Alcohoot **(Acquired 2014)**

- Successfully brought product to retail (Target, Walmart, Urban Outfitters, etc.)

- Forged partnerships with Fortune 500 brands such as Heineken and Pernod Ricard



Eran Mordechay

CTO/Co-Founder

- Owner industrial design and engineering firm Arkit

- Over 50 hardware products brought to market

- 20+ technology patents

- 16 innovation/design awards for products manufactured



Gregg Weiss

EVP Software Development

- Serial entrepreneur and investor with extensive experience in mobile app development, strategy, user interface design, agile startup up methodologies.

- Founded Blue Whale Apps in 2009, a mobile app development company and sold in 2016.

- Deployed over 100 + native iOS and Android apps for clients



Assaf Nagar

Lead Agriculture

- 15 year veteran agriculture expert with specific expertise in nutrients and irrigation

- Previously managing director of nutrient and irrigation department at EVOGENE

- Medical cannabis researcher at Hebrew University of Jerusalem


LEAF
Grow your own


LEAF

Appendix

LEAF

Scotts Miracle Gro (NYSE: SMG) Invests $500m in Cannabis Home Growing in 2016.

Forbes

Marijuana Legalization Initiatives Boost Scotts Miracle-Gro Stock To All-Time High

Scotts Miracle-Gro shares have **jumped 34% in the last six months**. "The bulk of that is basically marijuana driven," said Joe Altobello, an analyst who covers the stock at Raymond James.

Nutrients

General Hydroponics	Botanicare
$130M	$40M

Lighting

Gavita
$136M

Home Growing Hardware

Blossom	AeroGarden	Plantlink
Undisclosed	$48.7m (at $100m valuation)	Undisclosed

* Purchased in 2016 Alone

LEAF

Who Are LEAF Customers?

Times used per month	Average Grams Used per Day per Person	Share of Users	Share of Demand
<1	0.3	29.2%	0.3%
1-5	0.67	24.5%	3.35%
6-10	0.67	7.5%	2.7%
11-15	0.67	3.2%	1.9%
16-20	0.67	5.8%	4.7%
21-25	1.60	8.1%	20.2%
26-31	1.60	21.8%	66.9%

87% of cannabis consumed

by 30% "frequent" consumers

Stats from The Marijuana Policy Group. Prepared For Colorado Department of Revenue

LEAF

LEAF Customer Savings

LEAF Typical Customer

1.44	$421	$5054	$3032
Grams Per Day	Cost Per Month	Cost Per Year	Cost of LEAF +1 Year Consumables

$1752 LEAF Savings 1 Year

LEAF

Pesticides In Cannabis

84% of California Cannabis Isn’t Fit for Consumption

Marijuana Business Daily®

Marijuana Testing Company Sounds the Alarm on Pesticides in California’s Cannabis

Steep Hill announced that 84% of samples tested by its Berkeley lab were contaminated.

Exhibit E

EXHIBIT E – Video Script

Choose individualized recipes to maximize strain potency.

Full monitoring and control for optimum yield and potency.

Sync recipes from the community in one tap.

Built-in HD camera for live streaming, and creating beautiful timelapses.

Leaf. Get yours now. www.getleaf.co.